Filed by Breitburn Energy Partners LP

Commission File No. 001-33055

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: QR Energy, LP

Commission File No. 001-35010

This filing relates to a proposed business combination involving QR Energy, LP, a Delaware limited partnership (“QR Energy”) and Breitburn Energy Partners LP, a Delaware limited partnership (“Breitburn”).

NASDAQ: BBEP $7.8 BILLION MERGER FORMING THE LARGEST OIL - WEIGHTED UPSTREAM MLP BREITBURN ENERGY PARTNERS LP & QR ENERGY LP JULY 24, 2014

pg. 2 In connection with the proposed transactions, Breitburn intends to file with the SEC a registration statement on Form S - 4 that will include a prospectus of Breitburn and a proxy statement of QR Energy. Each of Breitburn and QR Energy also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Breitburn and QR Energy with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e - mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225 - 0390; or by contacting QR Energy Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e - mail at ir@qracq.com or by calling (713) 452 - 2990 . ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND WHERE TO FIND IT FORWARD LOOKING STATEMENTS

pg. 3 Breitburn and QR Energy and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders . Information about QR Energy’s directors and executive officers is available in QR Energy’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or QR Energy using the sources indicated above . This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be Adany sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION FORWARD LOOKING STATEMENTS

pg. 4 This presentation contains statements that Breitburn believe to be “forward - looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Words and phrases such as “expected,” “guidance,” “expansion,” “opportunities,” “target,” “estimated,” “future,” “believe,” “potential,” “will be” and variations of such words and similar expressions are intended to identify such forward - looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn or of the combined company. Such forward - looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. These include risks relating to the ability to obtain unitholder and regulatory approvals of the transaction, the ability to complete the proposed transaction on anticipated terms and timetable, Breitburn’s ability to integrate successfully, unforeseen liabilities of Breitburn, availability of sufficient cash flow and other sources of liquidity, prices and demand for natural gas and oil, increases in operating costs, uncertainties inherent in estimating reserves and production, ability to replace reserves and efficiently develop current reserves, ability to obtain sufficient quantities of CO 2 necessary to carry out EOR projects, political and regulatory developments relating to taxes, derivatives and oil and gas operations, market conditions or operational impediments, risks arising out of hedging transactions, industry competition, and other risks set forth under the heading “Risk Factors” in Breitburn’s Annual Report on Form 10 - K for the period ended December 31, 2013. Unless legally required, Breitburn undertake no obligation to update publicly any forward - looking statements, whether as a result of new information, future events or otherwise. CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING INFORMATION FORWARD LOOKING STATEMENTS

TRANSACTION OVERVIEW

CONSIDERATION	• 0.9856 of a BBEP unit for each unit of QRE (includes Common and Class B Units) – Subject to maximum of approximately 72mm total BBEP units issued • QRE Class C Convertible Preferred units redeemed for cash at $350 million face value
TRANSACTION METRICS	• ~$3.0 Billion transaction value, including QRE net debt • ~19% Premium, based on July 23, 2014 closing prices
DISTRIBUTION COMMITMENT	• Agreement to increase distribution to at least $2.08 per unit annualized after close – Subject to applicable law and BBEP Partnership Agreement
PRO FORMA OWNERSHIP	• Current BBEP holders ~63% / Current QRE holders ~37%
FINANCING	• Committed credit facility increase to $2.5 billion borrowing base and elected commitment amount • Flexibility to access financing markets between announcement and closing
GOVERNANCE & MANAGEMENT	• Breitburn senior management team to lead combined company • Intention to employ all QRE staff not retained by QRE's parent company • Addition of one mutually agreed director to BBEP Board
EXPECTED TIMING	• Closing expected in Q4 2014 or Q1 2015 • Subject to QRE unitholder vote, regulatory approvals, and customary closing conditions

pg. 5

STRATEGIC RATIONALE

EXCELLENT STRATEGIC FIT	• Complementary asset profiles • Predominantly operated, high working interest properties • Similar engineering-centric operating focus
HIGH QUALITY COMBINED MLP PORTFOLIO	• High margin oil-weighted properties (67% liquids)[1] • Over 15-year proved reserve life • Diverse reserve base in 14 producing areas in 12 states
STRONG GROWTH PLATFORM	• Large inventory of low risk development opportunities • Balanced with high return upside potential (e.g., Permian Basin) • Enhanced ability to high-grade capital projects
MEANINGFUL SCALE ADVANTAGES	• Combined reserves of 323Mmboe, with estimated combined production of 57.3 Mboepd[1] • Enhanced capital access and acquisition opportunity set • Significant immediate elimination of duplicative G&A • Combined, high talent workforces to share best practices
STRONG CREDIT PROFILE	• Unit-weighted transaction maintains strong balance sheet • Enhanced liquidity with combined borrowing base of $2.5bn
SIGNIFICANT FINANCIAL UPSIDE TO UNITHOLDERS	• Immediately accretive to BBEP NAV and DCF per unit • Distribution increase to at least $2.08 per BBEP unit after close • Immediate synergies (~$13mm est.); future upside in operational efficiencies, portfolio optimization, and cost of capital reduction

(1) Based on BBEP and QRE average daily production for Q2'14.

pg. 6

pg. 7 TRANSACTION IS ATTRACTIVE TO BOTH PARTIES FURTHER DIVERSIFIED ASSET BASE WITH LOW DECLINE, OIL WEIGHTED PROPERTIES • Combined estimated proved reserve base will be 66% liquids (1) • Breitburn will gain entry into Texas/Arkansas/Louisiana and Jay Field in Florida IMMEDIATELY ACCRETIVE ACQUISITION • Planned $0.07 distribution increase per unit at closing • Both unitholder groups to realize significant benefits of combined company EXPERIENCED TECHNICAL WORKFORCE • QR Energy's technical workforce has in - depth knowledge of the asset base and will be a great addition to the Breitburn team INCREASED FINANCIAL FLEXIBILITY • Borrowing base will increase by 56%, to $2.5bn • No change to key financial covenants DISTRIBUTION INCREASE • Planned distribution increase at closing represents a 3.5% increase from BBEP’s current distribution rate of $2.01 per unit ACCESS TO NEW REGIONS • New asset base will be more geographically diverse • Exposure to California and Wyoming assets ENHANCED GROWTH VISIBILITY AND CASH FLOW COVERAGE • QR Energy unitholders will benefit from a strong management team that has a proven track record of growing distributions • Stronger financial position and w herewithal to effect acquisitions and growth projects QRE UNIT HOLDERS WILL PARTICIPATE IN THE BENEFITS ASSOCIATED WITH OPERATIONAL AND COST IMPROVEMENTS • Multiple opportunities for realization of synergies to enhance cash flow DISTRIBUTION INCREASE • Planned distribution increase at closing represents a 5.0% increase from QRE’s current distribution rate of $1.95 per unit PREMIUM TO COMMON UNITHOLDERS • Common units will receive a 19% premium to QRE’s 7/23/14 closing price of $18.87 Benefits to Breitburn Benefits to QR Energy (1) As of 12/31/13.

pg. 8 COMBINATION OF GROWING BUSINESSES Estimated Proved Reserves (2) Average Daily Production (3) 30.4 75.2 99.1 109.1 118.9 151.1 149.4 214.3 - 50.0 100.0 150.0 200.0 250.0 300.0 350.0 2010 2011 2012 2013 QR Energy Breitburn 226.3 248.5 323.4 (Mmboe) 149.3 13.9 16.7 17.9 20.3 22.9 26.4 34.0 37.1 - 10.0 20.0 30.0 40.0 50.0 60.0 70.0 2011 2012 2013 2014E QR Energy Breitburn 36.8 43.1 51.9 57.3 (Mboepd) 1.71 1.94 1.95 1.95 1.73 1.85 1.94 2.00 3.44 3.79 3.89 3.95 0.00 1.00 2.00 3.00 4.00 2011 2012 2013 2014E QR Energy Breitburn ($ / unit) Distribution per Unit (1) (1) 2011 through 2013 are based on actual reported distribution per unit. For 2014E, reflects actual Q1 and Q2 distribution per u nit declared and Q2 distribution per unit held flat for remainder (2) Represents estimated proved reserves based on Form 10 - K (3) For years 2011 to 2013, reflects full year average daily production. For 2014E, reflects Breitburn and QR Energy Q2 2014 aver age daily production

pg. 9 SIGNIFICANTLY ENHANCES SCALE VS. PEERS $ 22.0 323.4 298.8 262.3 214.3 198.6 180.0 142.6 109.1 57.7 30.1 20.6 15.5 - 50.0 100.0 150.0 200.0 250.0 300.0 350.0 400.0 Peer 1 PF Breitburn Peer 2 Peer 3 Breitburn Peer 4 Peer 5 Peer 6 QR Energy Peer 7 Peer 8 Peer 9 Peer 10 (Mmboe) 1,405.7 Enterprise Value (1) Estimated Proved Reserves (2) (1) Enterprise value based on unit prices as of 07/23/14 (2) Estimated proved reserves based on 2013 Form 10 - K COMBINED SCALE SOLIDIFIES BREITBURN’S POSITION IN A SECTOR WHERE SCALE MATTERS 50% 66% 34% 61% 60% 31% 32% 54% 77% 48% 49% 71% 99% (% liquids) $7.8 $4.8 $4.2 $3.0 $2.9 $2.8 $2.8 $2.5 $2.1 $0.7 $0.6 $0.5 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 $9.0 $10.0 Peer 1 PF Breitburn Breitburn Peer 2 QR Energy Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 ($BN)

COMPLEMENTARY ASSETS IN ATTRACTIVE PRODUCING AREAS



BBEP Properties[1]
QRE Properties[1]

Wyoming
2013 Avg. Daily Production 7,014 Boe/d
Est. Proved Reserves 36.6 Mmboe
Proved Reserve Life ~14 years

Indiana/Kentucky
2013 Avg. Daily Production 591 Boe/d
Est. Proved Reserves 2.0 Mmboe
Proved Reserve Life ~9 years

Michigan
2013 Avg. Daily Production 8,801 Boe/d
Est. Proved Reserves 58.2 Mmboe
Proved Reserve Life ~18 years

Florida
2013 Avg. Daily Production 1,818 Boe/d
Est. Proved Reserves 9.7 Mmboe
Proved Reserve Life ~15 years

Total Combined[2]	
Total Proved Reserves (Mmboe)	323.4
Proved Reserve Life	15.5
Average Daily Production (Mboe/d)	51.9

Michigan
2013 Avg. Daily Production 82 Boe/d
Est. Proved Reserves 0.3 Mmboe
Proved Reserve Life ~10 years

California
2013 Avg. Daily Production 4,645 Boe/d
Est. Proved Reserves 23.3 Mmboe
Proved Reserve Life ~14 years

Ark-La-Tex
2013 Avg. Daily Production 6,799 Boe/d
Est. Proved Reserves 49.3 Mmboe
Proved Reserve Life ~20 years

Oklahoma/New Mexico
2013 Avg. Daily Production 7,204 Boe/d
Est. Proved Reserves 43.6 Mmboe
Proved Reserve Life ~17 years

Texas
2013 Avg. Daily Production 3,899 Boe/d
Est. Proved Reserves 40.9 Mmboe
Proved Reserve Life ~29 years

Permian Basin
2013 Avg. Daily Production 5,962 Boe/d
Est. Proved Reserves 33.7 Mmboe
Proved Reserve Life ~16 years

Mid-Continent
2013 Avg. Daily Production 1,384 Boe/d
Total Proved Reserves 4.9 Mmboe
Proved Reserve Life ~10 years

Jay Field
2013 Avg. Daily Production 3,677 Boe/d
Est. Proved Reserves 20.9 Mmboe
Proved Reserve Life ~16 years

Source: Company investor presentations
(1) BBEP and QRE data as of 12/31/13
(2) Reserves data based on 12/31/13. Reserve lives calculated by using 2013 reserves and total 2014 projected production rates. Average daily production based on 12/31/13.

pg. 10

pg. 11 AVERAGE DAILY PRODUCTION (1) ENHANCED DIVERSIFICATION WITH OPTIMIZATION OPPORTUNITIES ESTIMATED PROVED RESERVES (2) Michigan, 25.9% Wyoming, 20.6% California, 13.7% Indiana / Kentucky, 1.7% Oklahoma & New Mexico, 21.2% Texas, 11.5% Florida, 5.4% Michigan, 0.5% Mid - Continent, 7.7% Permian Basin, 33.3% Jay Field, 20.5% Ark - La - Tex, 38.0% Michigan, 17.1% Wyoming, 13.5% California, 9.0% Indiana / Kentucky, 1.1% Mid - Continent, 16.6% Permian Basin, 19.0% Florida, 10.6% Ark - La - Tex, 13.1% Michigan, 27.2% Wyoming, 17.1% California, 10.9% Indiana / Kentucky, 0.9% Oklahoma & New Mexico, 20.3% Texas, 19.1% Florida, 4.5% Michigan, 0.3% Mid - Continent, 4.5% Permian Basin, 30.9% Jay Field, 19.2% Ark - La - Tex, 45.2% Michigan, 18.1% Wyoming, 11.3% California, 7.2% Indiana / Kentucky, 0.6% Mid - Continent, 15.0% Permian Basin, 23.1% Florida, 9.5% Ark - La - Tex, 15.2% Breitburn QR Energy Combined 34 Mboepd 18 Mboepd 52 Mboepd 214 Mmboe 109 Mmboe 323 Mmboe Breitburn QR Energy Combined Source: Company investor presentations (1) Based on BBEP and QRE average daily production rates as of 12/31/13 (2) Based on BBEP and QRE estimated proved reserves as of 12/31/13

pg. 12 LARGEST OIL - WEIGHTED UPSTREAM MLP Oil, 53% NGL, 7% Gas, 40% Oil, 67% NGL, 10% Gas, 23% Oil, 58% NGL, 8% Gas, 34% Breitburn QR Energy Combined RESERVE MIX (1) Source: Company investor presentations (1) Based on BBEP and QRE estimated proved reserves as of 12/31/13

NASDAQ: BBEP $7.8 BILLION MERGER FORMING THE LARGEST OIL - WEIGHTED UPSTREAM MLP BREITBURN ENERGY PARTNERS LP & QR ENERGY LP JULY 24, 2014